

July 13, 2023

Eric Swider
Chief Executive Officer
Digital World Acquisition Corp.
3109 Grand Ave #450
Miami, FL 33133

   Re: Digital World Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 23, 2023
     File No. 001-40779

Dear Eric Swider:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Risk Factors
The success of the Business Combination depends in part..., page 21

1. Your disclosure states the success of the transaction depends in part on the reputation and popularity of TMTG's Chairman and that the potential loss of services of TMTG's Chairman could adversely affect your revenues, results of operations and its ability to maintain or generate a consumer base on the Truth Social platform. Please consider updating this risk factor for any recent events that may impact the availability of the services of any key persons of TMTG.

2. The initial term of the exclusivity agreement with TMTG's Chairman expired in June 2023 and there is a right to terminate the license agreement in the event the business combination was not completed on or before December 31, 2022. Please expand your risk

factor disclosure to address the status of the exclusivity and license agreements, and the potential impact on the Truth Social platform if TMTG's Chairman were to decide to exercise his termination rights under either agreement.

General

3.   Please revise to provide disclosure of the events outlined in your Form 8-K filed on July 3, 2023. In addition, we note your disclosure that the settlement agreement is not yet definitive. Please clarify how you intend to inform shareholders prior to the vote of any updates to those events.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Matthew Derby, Legal Branch Chief, at (202) 551-3334, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Donahue